Structured Products Corp.
390 Greenwich Street
New York, New York 10013

October 28, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Re:	Structured Products Corp.
Amendment No. 3 to Form S-3 Registration Statement
File No: 333-189068

Ladies and Gentleman,

On behalf of Structured Products Corp., the undersigned hereby requests that  the effective date of Amendment No. 3 to the above-referenced Form S-3 Registration Statement be accelerated to 5 p.m. on October 30, 2013, or as soon thereafter as practicable.

The registrant acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Structured Products Corp.

By:   /s/ Stanley Louie
    Name:   Stanley Louie
    Title:     Vice President, Finance Officer